Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING ANNOUNCES MANAGEMENT CHANGES

Calgary, Alberta, Canada – January 10th, 2017

Precision Drilling Corporation (“Precision” or the “Corporation”) announced today that Niels Espeland, President, International has retired from the Corporation effective immediately. Mr. Espeland will continue to advise Precision as a consultant on an ongoing basis.

Mr. Espeland has worked in the international oilfield service industry for over 35 years and with Precision for the past five years. Throughout his career with Precision, Mr. Espeland has led our international group and has been instrumental in our growth in the Middle East and Latin America.

“During his five year tenure with Precision, Niels leveraged his vast international knowledge, experience and relationships to accelerate our High Performance, High Value international growth strategy. On behalf of Management and the Board of Directors, I would like to thank Niels for his many contributions to the success of Precision and wish him the very best in his retirement,” said Kevin Neveu, President and CEO.

Mr. Gene Stahl, President Drilling Operations, will now assume full responsibility for Precision’s global drilling operations.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey T. Ford, Senior Vice President & Chief Financial Officer

403.716.4566
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com